YELLOW CORPORATION
1993 ANNUAL REPORT

CONTENTS

This is Yellow Corporation
1
Letter To Shareholders
2
Serving Our Customers
6
Management's Discussion
and Analysis
14
Financial Summary
18
Consolidated Financial
Statements
20
Notes to Consolidated Financial
Statements
25
Report of Independent Public
Accountants
33
Supplementary Information
34
Senior Officers
35
Directors
36

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THIS IS YELLOW CORPORATION

Yellow Corporation is a transportation holding company serving the less-than-truckload (LTL) market throughout North America. The corporation's subsidiaries include:

YELLOW FREIGHT SYSTEM, INC., the largest subsidiary, had operating revenue of $2.4 billion in 1993. Based in Overland Park, KS, it is the nation's largest provider of LTL transportation services with direct service to over 35,000 points in all 50 states including the Caribbean, Canada and Mexico. It services Europe via an alliance with The Royal Frans Maas Group based in The Netherlands. Yellow Freight's core business -- the consolidation, transportation and redistribution of freight -- is enhanced by information technology and customer specific services. The company has 26,300 employees.

PRESTON TRUCKING COMPANY, INC.
is primarily a regional LTL carrier with 70 terminals serving the Northeast and Upper Midwest markets of the United States. Preston had operating revenue of $397 million in 1993. Preston employs 5,800 people and its headquarters are in Preston, MD.

SAIA MOTOR FREIGHT LINE, INC. is a regional LTL carrier based in Houma, LA. Through its network of 28 terminals, it provides overnight and second-day service in nine southeastern states, including new intrastate Texas service. In 1993 Saia had operating revenue of $120 million. It employs 1,800 people.

SMALLEY TRANSPORTATION COMPANY
is a regional carrier providing service to customers in Georgia and throughout Florida. The company has a 13-terminal network and employs 400 people. Smalley had operating revenue of $39 million in 1993. Its headquarters are in Tampa, FL.

CSI/REEVES, INC. is in the business of transporting, warehousing and distributing carpet and related products. In 1993 it had revenue of $28 million. CSI/Reeves is based in Calhoun, GA and employs 300 people.

YELLOW LOGISTICS SERVICES, INC.
offers a full range of integrated logistics management services including: transportation management, warehousing, information systems, distribution, and package design and testing. The company specializes in serving the chemical, retail, computer hardware, electronic and pharmaceutical industries. Yellow Logistics Services' headquarters are in Overland Park, KS.

YELLOW TECHNOLOGY SERVICES, INC. supports Yellow Corporation and its subsidiaries -- primarily Yellow Freight System -- with information technology. It is committed to ensuring that the corporation's information systems anticipate and meet customers' needs and that the systems are an integral part of the transportation process. Yellow Technology Services is located in Overland Park, KS.

While Preston Corporation revenue given in the consolidated results is included beginning March 1, 1993, the revenue information above is for the full 12 month period.

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LETTER TO SHAREHOLDERS

   Yellow Corporation is a different company today than it was a year ago. During 1993 we continued our transformation from the owner of a single motor carrier to a holding corporation of transportation service companies. Our transformation process actually began in late 1992 when we offered to purchase Preston Corporation. In February 1993 we successfully completed this acquisition including its subsidiaries: Preston Trucking Company, Preston, MD; Saia Motor Freight Line, Houma, LA; Smalley Transportation Company, Tampa, FL; and CSI/Reeves, Calhoun, GA.

   Our desire to broaden our services into regional markets is paired with our need to streamline processes. We are accomplishing these goals at a time when the transportation industry is challenged by ever-increasing customer expectations and intense competition.

PERFORMANCE AMID CHALLENGES

   For 1993 Yellow Corporation earnings were $18.8 million, or $0.67 per share, compared to $29.5 million, or $1.05 per share in 1992. Earnings declined in 1993 largely because of competitive pricing pressures, especially in the first half of the year. Severe winter weather across the nation in the first quarter, a one-time $11.2 million after-tax charge in the second quarter for network development at Yellow Freight System (YFS), our largest subsidiary, and the enactment of a higher tax rate also contributed to lower profit levels. Preston Corporation results are included in Yellow Corporation results effective March 1, 1993.
   Throughout the year, however, several of our companies displayed the ability to face industry challenges. YFS demonstrated revenue growth and increased its tonnage by nearly 5 percent for the year. This is particularly significant because YFS was able to diversify its services to generate tonnage growth in its core business, the longhaul LTL market. A 2 percent discount rollback in August 1993 improved revenue yields for YFS, enhancing second half profits and validating the company's ability to manage costs and work with customers to assure satisfactory returns.
   Overall industry pricing stabilized in the third and fourth quarters. Motivated by this positive impact, each of our motor carriers will continue to work toward maintaining a stable pricing environment.
   Preston Trucking recorded an operating profit in the second half of the year and contributed to Yellow Corporation's net income in the fourth quarter. Preston Trucking accomplished this performance by controlling discounts, increasing business and reducing costs. Employees at Preston Trucking aided in restoring company profitability, as those covered under the Teamster contract approved a wage reduction of 9 percent which was implemented company-wide on April 1, 1993. Better yield management and new business resulting from the closing of a major competitor also contributed significantly to the improved financial performance at Preston Trucking.
   Saia Motor Freight Line reported an operating ratio of 91.6 for 1993 and positioned itself for growth in its southeast markets.
   Smalley Transportation greatly improved its operations while reducing its losses for the year. Smalley reported an operating profit for each of the last four months of the year, and posted its first profitable fourth quarter since 1988.
   CSI/Reeves reported an improved performance and we expect a profitable year for that company in 1994.

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PROVIDING EFFICIENT SOLUTIONS

   In our industry, as in others, success depends on providing the highest level of service while controlling costs. This is increasingly challenging because customers continue to raise service expectations as they work to streamline manufacturing, consolidate distribution functions and manage inventories more effectively. These increased expectations are compounded by an intensely competitive environment and government imposed costs. The solution:
Yellow companies must integrate transportation services, reduce overall transportation costs and provide value that will allow them to price services to ensure a fair return.
   Yellow Freight System (YFS) is responding by continuing to re-configure its network of facilities and improving its freight routing process thereby enhancing freight flow. This multi-year re-engineering effort is resulting in better use of assets, reduced overhead, improved transit times and lower freight handling costs. Other re-engineering efforts are being pursued at YFS to gain information efficiencies which will further improve service throughout its operations.
   With a goal of improving profits, each of our companies strives to reduce costs while enhancing service. At YFS, for example, sales representatives and pricing staff work together to formulate appropriate pricing strategies. Often customers are called upon to provide more specific information about their transportation needs. This additional information can help YFS create cost-effective solutions rather than simply increase rates.
   Significant cost reduction was noted this year as YFS employees trimmed workers' compensation expenses by 12 percent through comprehensive training on safe work habits, transitional work programs, increased communications and terminal accountability. Preston Trucking made progress in this area as well, reducing the number of lost-time injuries.

EXPANDING OUR SERVICES

   Providing diverse transportation services is evidence of the changes at Yellow Corporation. Yellow Freight System (YFS) has expanded beyond its traditional longhaul LTL service. In the face of increasing competition, YFS is offering innovative transportation solutions to meet a variety of customer needs. Yellow Express Lane Service, a guaranteed expedited service providing a less expensive alternative to air freight, documented 99.97 percent on-time service for the year and grew at a healthy rate. Yellow Exhibit Service which specializes in trade show markets increased revenues 30 percent from last year and Priority Lane Service reduces transit times by a full day on traditional three, four and five day lanes. While the average length of haul remains approximately 1,300 miles, YFS now delivers over 54 percent of its shipments in three business days or less. These specialized services and transit time reductions, made possible through various process improvements and re-engineering, allow YFS to compete in a broader range of markets.
   In Canada, YFS has emerged as the leading LTL provider and its service is enhanced by streamlined customs clearance procedures. In Mexico, YFS currently operates five terminals and is well positioned to take advantage of the NAFTA provisions. The company expects continued growth in freight volumes with origins and destinations in the Caribbean, and south of the Mexican border, as a result of increased access and modernized customs between the U.S., Canada, and Mexico. YFS' trans-Atlantic alliance with The Royal Frans Mass Group located in Europe has exhibited good growth and positive shipper acceptance. This alliance will further benefit from a new documentation process and expanded consolidation and de-consolidation points in North America. YFS' international capabilities will now expand to meet customer needs in markets such as the Pacific Rim and Latin America.
   The Preston Corporation acquisition gave Yellow Corporation a large presence in the growing regional LTL markets. During 1993, Preston Trucking expanded with four terminal openings in the Northeast. In 1994, the company will broaden its service with a new 170-door

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distribution center in Richfield, Ohio slated to open in the second quarter, rounding out its regional service offerings.
   Saia Motor Freight Line opened a 34-door terminal in Nashville in 1993 and will open additional terminals in Tennessee in 1994 enabling it to provide comprehensive service throughout that state. Saia will also expand its service in the $400 million Texas intrastate market in 1994, with several new terminal additions.
   Smalley Transportation currently provides total coverage in the state of Florida and to points in Georgia, specializing in the distribution of inbound freight throughout Florida. Smalley made significant progress improving on-time service from 84 percent in 1992 to 97 percent in 1993.
   Yellow Logistics Services (YLS) applies supply-chain management expertise and PC-based information systems to provide a full range of logistics services to businesses seeking ways to improve the transportation and distribution of goods. During 1993, YLS refined its service offerings to target five major markets: chemical, specialty retailing, computer hardware, electronics, and pharmaceutical. Diverse industry knowledge, flexible information systems, a state-of-the-art packaging lab and the natural alliance with our other subsidiaries position YLS for growth in the expansive contract logistics industry.

VISION FOR THE FUTURE

   While the 1990's have proven more challenging than anyone could have foreseen, we are optimistic about our future. We believe the employees at the Yellow Corporation family of companies have the skills, experience and work ethic to not only compete during these challenging times but to be victorious.
   Solid management leadership has been and will continue to be instrumental in identifying opportunities and making changes to improve profitability at each of our companies. Simultaneously, corporate leadership is dedicated to preserving our reputation for the highest quality transportation services and to positioning Yellow Corporation as a source for total transportation.
   Our broad range of experience in the transportation industry has served us well in the past and will guide us in the future. Over the years we have developed our employee, technology and financial resources to assure a leading
position in the LTL industry.   As we look to the future, we resolve to allocate
our shareholders' capital to those markets and efforts which provide compensatory returns.
   We thank our employees for providing unsurpassed service, our customers for their support and continued confidence and we commit to our investors a dedication to enhanced value in 1994 -- and beyond.

GEORGE E. POWELL III
President and Chief Executive Officer

SOLUTIONS ORIENTED

   When Yellow Freight System (YFS) and Goodyear sat down to negotiate a new contract, they didn't realize they would be transforming their carrier/shipper relationship. But that's just what happened. They created a contract with solutions to both companies' needs by cutting costs and increasing efficiencies. Given the realities of the marketplace, Goodyear recognized it could not pass along a transportation rate increase to its customers. At the same time, Goodyear needed improved service to meet changing patterns in tire purchases. Consumers no longer spend several days shopping for tires; they make their purchase decisions in a matter of hours. That means Goodyear customers need timely replenishment of tire inventory.
   So rather than focusing on their own interests, YFS and Goodyear worked together, creating a plan to streamline loading operations and cut operating costs. As a result, they were able to avoid an increase in transportation costs and maintain reliable and timely service to Goodyear and its customers.
   Working initially with Goodyear's Topeka, KS distribution center, process improvement teams from both companies found more than $200,000 of cost savings by reducing pickup costs, increasing work efficiencies, eliminating handling and improving billing and collection procedures.
   Before this new contract, YFS was loading a trailer at the Topeka facility and then rehandling the tires at two more terminals before delivery to Goodyear's retail outlets. Each handling added more cost. Today, YFS is more likely to load directly from Topeka to destination cities, rather than go through its Kansas City consolidation center. YFS is able to eliminate costly handling because Goodyear has improved its planning and is providing advanced information on tonnage and destination. Regularly scheduled pickups at Goodyear, and improved communications between the two companies mean YFS drivers don't wait for shipments on the Goodyear dock. As soon as drivers arrive, the trailer is loaded.
   Today eight Goodyear facilities are working with YFS on process improvement teams to find transportation solutions that draw upon YFS' operational excellence and Goodyear's commitment to service excellence. The result:
Goodyear customers such as Christopher Reider in Denver realize added value because YFS has driven down costs while providing Goodyear reliable, more efficient service. The conclusion: YFS is moving beyond its traditional transportation services to become an instrumental part of its customers' operations.
   Finding solutions to shipper needs when "it's not business as usual," is a priority. And while the Goodyear solution was accomplished through operational flexibility and changes, many transportation solutions can be found through our companies' advanced technology systems. Today we are particularly responsive to shippers' information needs. Our companies are keenly aware that the flow of information is as important to our customers as the movement of their freight. And as transportation and information needs in our industry continue to evolve, the Yellow Corporation family of companies is dedicated to finding the right solutions to benefit our customers.

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EXPERIENCED

   Like so many industries today, fundamental regulatory and economic issues are changing the health care industry. Those changes caused Becton Dickinson, a leading manufacturer of medical supplies, devices and diagnostic systems, to redefine its transportation strategy. Their goal -- to reduce total costs, increase quality of service by reducing its number of carriers and improve carrier management and control. What Becton Dickinson was looking for was a carrier to help manage their transportation process. What they found was an experienced partner with Preston Trucking.
   Becton Dickinson had specific transportation requirements. Changes in the health care industry often require LTL shipments to be delivered in hours rather than days. Paperwork cannot delay movement of products. Electronic information systems are essential to guaranteeing schedules, consolidating deliveries and replenishing inventory automatically. To meet these new demands, Preston Trucking worked with Becton Dickinson to identify areas for improvement. They came up with a list of 33 opportunities to improve service and cut costs.
   Today Becton Dickinson has entrusted Preston Trucking to place coordinators at two of its distribution centers. Working on-site, Preston Trucking associate Anthony Sansone in Indianapolis applies his transportation expertise to coordinate the shipping process and measure key service and quality areas such as on-time delivery performance. Anthony knows precisely when trailers need to be loaded at the Becton Dickinson facility in order to meet dispatch times at Preston Trucking. And when Becton Dickinson customers call Anthony with questions or problems they often get their issue resolved with one phone call.
   The partnership has proven beneficial for both companies. Preston Trucking has dedicated equipment to Becton Dickinson and Becton Dickinson has loading doors at its distribution centers dedicated to Preston Trucking trucks.
Together they have cut transit times, reduced product handling, accomplished just-in-time loading, lowered costs and earned Becton Dickinson the 1993 LTL Shipper of the Year Award from the National Small Shipment Traffic Conference.
   Experience counts in our highly competitive industry.   Our customers know
that when they select a Yellow Corporation company to transport their freight they are working with an accomplished and capable carrier.

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FLEXIBLE

   Making a delivery to a customer without a loading dock can be difficult for some city drivers, but not for Renee Smith. He's glad to do it, thanks to the lift gate on the back of the truck he drives for Saia Motor Freight Line. In fact, each Saia terminal has the flexibility to provide a truck equipped with a lift gate, an attachment that allows drivers to easily lower large pieces of freight to street level.
   Saia's flexible operations also work for Kmart. The 45 Kmart stores in the New Orleans area do not use a warehouse to re-sort, load and deliver merchandise. Instead, Saia receives the freight directly from Kmart's softline distribution centers and performs the sort and load as an extension of Kmart's business operations.
   Customers needing information about their freight only have to make one phone call to Saia. The company's new telemarketing center serves as a centralized customer service center whose operators have access to every information system in the company. These are just three examples of the flexibility Saia has incorporated into the way it serves customers.
   Flexibility within the transportation process is fast becoming a deciding factor in carrier selection. Like Saia, our companies are working with customers to provide more flexible transportation services in an effort to add value to total costs.
   Flexibility has become important to our internal processes as well. For example, cross-functional teams and open-minded leadership at each Yellow Corporation company helps foster a "can-do" attitude to meet customer needs. Flexibility is important throughout the Yellow Corporation family of companies because transportation is just one part of the total cost of a product. Providing flexible transportation services is one way we can help control those costs.

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RESPONSIVE

   Getting products shipped from multiple suppliers -- including international manufacturers -- to their destinations, on time, takes coordination. Thanks to programs developed by Yellow Logistics Services (YLS) this process has dramatically improved for retailers, manufacturers and other businesses across the country. YLS offers the convenience of a single source capable of administering most transportation management functions, including inbound delivery of parts and materials from vendors and outbound shipments of finished products to customers. For example, one retail customer was spending a standard two or three weeks getting through international customs and domestic distribution centers. YLS managed that time down to four and a half days. Here's how it worked.
   YLS contracted with service companies to quickly move shipments from the port to a cross-dock operation. From there the freight is sorted and reloaded on trucks bound for the retailer's distribution centers. YLS also arranged for the consolidation of domestic products, and set up a warehousing facility for both domestic and imported merchandise.
   YLS calls upon sister motor carrier companies like Smalley Transportation to pick up the domestic merchandise from manufacturers. Then with guaranteed deliveries to the warehouse, close communications and advanced information systems, Smalley helps the warehouse effectively plan truckload deliveries bound for the retailer's warehouses located across the country. Arrangements such as vendors calling Smalley directly, and Smalley's EDI system notifying the retailer of shipments enroute help the retailer control costs and better manage inventories.
   Responding to multiple transportation needs, YLS has helped the retailer eliminate costly air freight charges during peak retail seasons, while improving service and communications with its vendors.
   Throughout Yellow Corporation we are not only responsive to our customers but also to issues affecting people and places. As environmental concerns continue to mount, Yellow is quickly answering the need to safeguard our communities. For example, Yellow Freight System's proactive tank management program has evaluated the condition of its underground fuel storage tanks and has identified which tanks need to be replaced, upgraded or removed. YFS began this process on its own. The federal government will mandate such safeguards in 1998.
   Through comprehensive and customized training our employees are qualified to provide safe transportation of hazardous materials and chemical freight. And the YLS packaging lab helps shippers meet the hazardous material packaging requirements for United Nations certification. Another YLS service, package optimization, can reduce the amount of packaging materials by up to 20 percent which ultimately reduces packaging waste destined for our overburdened landfills.
   Yellow Corporation has a history of being responsive to its employees and to the communities we serve. When natural disasters hit our country last year, our employees were quick to volunteer their services, and many of our companies provided transportation for emergency relief supplies to the flooded Midwest.

   A responsive attitude toward business and community is our guide as we work toward meeting customer expectations and adding value to the transportation process. And the value we bring to our shipping customers will in turn bring value to our shareholders.

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITIN AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

   Operating revenue for Yellow Corporation (the company) totaled $2.86 billion in 1993, $2.26 billion in 1992 and $2.34 billion in 1991. A significant portion of the increase in the company's 1993 revenue is attributable to the March 1, 1993 acquisition of Preston Corporation (Preston). Preston's major operating subsidiaries, Preston Trucking Company, Inc. (Preston Trucking) and Saia Motor Freight Line, Inc. (Saia) had operating revenue of $338 million and $102 million, respectively, for the ten months ended December 31, 1993. Yellow Freight System, Inc. (Yellow Freight), the company's primary operating subsidiary had revenue of $2.36 billion in 1993, up 4.2% from 1992. The components of the change in the company's operating revenue for the three years ended December 31, 1993 follow:


                                         1993        1992         1991
Rate increases                           4.0%        4.8%         5.0%
Number of shipments                       2.8       (8.1)        (1.1)
Other                                   (2.5)        (.2)        (2.1)
Acquisition of Preston                   21.9           -            -
  Total                                 26.2%      (3.5)%         1.8%


   Yellow Freight increased total tonnage 4.9% in 1993 compared to 1992. Total tonnage decreased 5.5% in 1992 compared to 1991 and increased 1.6% in 1991 over 1990. The tonnage growth in 1993 reflects strong improvement in the last half of the year. Total tonnage in 1993, however, was essentially the same as 1990. This is due to the growth in the economy during that period, offset by Yellow Freight's commitment to improving account profitability and resisting discounting. Yellow Freight expects moderate tonnage growth in 1994.

1993 vs. 1992

   Net income for 1993 was $18.8 million, or $.67 per share, compared to 1992 net income of $29.5 million, or $1.05 per share. Earnings for 1993 reflect an $11.2 million, or $.40 per share, charge for network development at Yellow Freight as well as a reduction of $1.6 million, or $.06 per share, from the impact of the statutory increase in the U.S. federal tax rate on the company's deferred tax liabilities. Net income for 1992 was reduced $11.5 million, or $.41 per share, due to a change in the company's revenue recognition policy.
   Earnings declined in 1993 largely because of competitive pricing pressures, especially in the first half of the year, and severe winter weather across the nation in the first quarter. The operations of the Preston subsidiaries had a small negative impact on earnings in 1993 although they showed steady improvement during the year and contributed $.02 per share to fourth quarter earnings.
   The company's operating ratio was 98.1 in 1993 compared to 96.3 in 1992. Purchased transportation increased as a percentage of revenue due to increased use of rail transportation and the Preston subsidiaries' heavier usage of purchased transportation. Salaries, wages and employees' benefits decreased as a percent of revenue despite wage and benefit increases of approximately 3% effective April 1 for employees who are members of the International Brotherhood of Teamsters (Teamsters). This is due to a wage reduction of 9% effective April 1 for employees of Preston Trucking, a small decrease in the total number of employees and a reduction in workers' compensation expense. Due to moderate capital expenditures during the last three years and more efficient use of equipment, depreciation expense also decreased as a percent of revenue. This resulted in higher equipment maintenance costs which negated a portion of the depreciation expense savings. The network development charge negatively impacted the operating ratio by 0.6. This charge of $18.0 million before taxes was recorded to accrue for the cost of terminal consolidation and realignment to improve customer service and reduce costs. These network improvements are part of an ongoing plan to enhance competitiveness by reducing freight handling and increasing freight flow flexibility.
   Interest expense increased $5.5 million primarily due to increased debt levels related to the Preston acquisition. Other nonoperating expenses decreased $4.3 million due to gains on facility sales, lower levels of losses related to equipment sales and less expense related to nonoperating facilities.

1992 vs. 1991

   Net income for 1992, before the impact of the accounting change discussed below, was $41.0 million, or $1.46 per share, compared to 1991 net income of $26.7 million, or $.95 per share. Yellow Freight was able to retain most of its January 1, 1992 rate increase, a key ingredient in improving profitability during 1992. The company's operating ratio for 1992 improved to 96.3 from 97.6 in 1991 despite decreased revenue and tonnage. The improvement in costs came primarily in the area of operating expenses and supplies. Fuel expense decreased as a result of declining prices and fewer miles operated. General operating expenses also decreased significantly in a number of key areas as a result of continued cost control efforts and decreased operating volume. Increased efficiencies and decreased operating volume resulted in lower employee levels. Additionally, workers' compensation costs were reduced in 1992. These reductions allowed total salaries, wages and employees' benefits expense to remain constant as a percentage of revenue from 1991 to 1992 despite a 3.5% increase in labor costs on April 1 under the Teamsters' agreement.
   During the first quarter of 1992, the company recorded a nonoperating charge of $11.5 million, or $.41 per share, to after tax earnings, reducing full year net income to $1.05 per share. This charge, which had no impact on cash flow, is the cumulative effect of a change in revenue recognition policy. The company changed its revenue recognition method in response to a January 1992 consensus by the Emerging Issues Task Force of the Financial Accounting Standards Board. Since January 1, 1992, revenue has been recognized on a percentage completion basis while expenses are recognized as incurred.

1991 vs. 1990

   Net income for 1991 was $26.7 million, or $.95 per share, compared to 1990 net income of $65.3 million, or $2.31 per share. Profitability was adversely affected by weak economic conditions, industry-wide price discounting and a decrease in shipments handled. The revenue retained from rate increases after discounting was not sufficient to cover increases in operating expenses. Total operating expenses increased as a percentage of revenue primarily in the area of salaries, wages and employees' benefits. Labor costs increased approximately 4.5% on April 1, 1991 in accordance with the Teamsters' labor agreement. Employees' benefits increased mainly as a result of higher workers' compensation costs. Operating taxes and licenses also increased as a percentage of revenue compared to 1990. This was due primarily to higher fuel and use taxes, reflecting the 5.0 cents per gallon increase in the diesel fuel excise tax.

PRICING

   Pricing is critical to improving profit levels in 1994. A two percent discount rollback implemented in August 1993 at Yellow Freight contributed to improved revenue yields in the second half of the year. The company is encouraged by the more stable pricing environment in the second half of the year and its subsidiaries are continuing to work toward improved account profitability and maintaining pricing stability. The Yellow operating companies have implemented rate increases of between four and five percent during the first quarter of 1994 to cover increases in operating costs. The full impact of these increases is not realized immediately as a result of pricing which is on a contract basis and can only be increased when the contract is renewed or renegotiated.

COSTS

   The current labor agreement with the Teamsters expires March 31, 1994. In the second quarter of 1993, Yellow Freight reaffiliated with Trucking Management, Inc. (TMI), a multi-employer bargaining group representing the trucking industry in labor contract negotiations. Preston Trucking is also a member of TMI. TMI is currently negotiating the renewal of this contract. An agreement that allows greater operational flexibility and the opportunity to reduce costs is necessary to allow Yellow Freight and Preston Trucking to better compete in the marketplace. In addition, Preston Trucking's wage reduction expires March 31, 1994. Preston Trucking feels it is essential to continue this wage reduction in the near future to maintain its progress toward restoring profitability. Extension of the wage reduction requires a contract provision allowing the reduction and approval of Preston's Teamster employees.
   During 1993, Yellow Freight began an extensive network development process by consolidating and realigning terminals to improve customer service and reduce costs. A charge of $18.0 million before taxes was accrued for the costs to close certain facilities and dispose of excess property. This network development will result in better use of assets, reduced overhead, improved transit times and lower freight handling costs without reducing customer service.
   In 1992, Yellow Freight realigned part of its linehaul route system, particularly in the western United States, to reduce costs. Efficiencies were gained through new linehaul routes, increased use of triple trailers and the introduction of two-driver teams, which allow the reduction of transit times on certain routes.
   The federal requirement for low sulfur fuel went into effect in October 1993 resulting in higher fuel costs. Additionally, a 4.3 cents per gallon increase in the diesel fuel excise tax went into effect in October 1993. These items increased fuel costs somewhat in the last quarter of the year and will continue to do so in the future.

SERVICE/GROWTH

   Yellow Freight's revenue growth was moderate in 1993 as compared to 1992. Growth was due to increased tonnage, which grew faster than the Industrial Production Index, and contributions from new services started in 1992. Yellow Freight expects moderate revenue growth in 1994. A service which reduces transit times by a full day on traditional three, four and five day lanes experienced good revenue growth in 1993. A guaranteed expedited service that provides shippers an economical alternative to air freight in selected markets experienced a healthy revenue growth rate in 1993 and operated at a very high on-time service ratio. The Canadian and Mexican markets continued to provide good growth for Yellow Freight in 1993. This growth is expected to continue in 1994, partly as a result of NAFTA's simplified trade provisions between those countries and the United States. Service to and from Western Europe, through an alliance with The Royal Frans Maas Group of The Netherlands is expected to grow in 1994 as a result of expanded consolidation and deconsolidation points in North America and improvements in streamlining documentation processing.
   Preston Trucking continued to experience declines in both revenue and tonnage after the acquisition by the company, but benefited in June 1993 from the bankruptcy of a major competitor in the Northeast. Preston Trucking opened four new terminals and increased their revenue and tonnage during the last half of the year. They expect continued revenue growth in 1994 and are planning to broaden service with a new distribution center in Ohio.

   The company expects to benefit from Saia's expansion into Texas and Tennessee as well as their introduction of intrastate service in Texas. Combined with Saia's strong market position and profitable operations, revenue growth in 1994 is expected to be much improved.

WORKERS' COMPENSATION

   During 1993, further progress was made in reducing workers' compensation costs at Yellow Freight. Continuation of programs and methods initiated in 1992 to control these costs resulted in additional cost reductions in 1993. Yellow Freight uses training on safe work habits, transitional work programs and terminal accountability to help manage these costs. This is the second consecutive year that employee injuries and workers' compensation costs have been reduced.

OTHER

   During 1993, the company saw the conclusion of a six-year old antitrust case brought by Lifschultz Fast Freight against Yellow Freight and two other motor carriers. In June, the Federal District Court's decision dismissing the case was affirmed by the U.S. Court of Appeals. In December, the United States Supreme Court denied the Petition to Review the dismissal of the case by the U.S. Court of Appeals.
   In November 1992, the Financial Accounting Standards Board issued its Statement No. 112, Employers' Accounting for Postemployment Benefits related to benefits provided former or inactive employees before retirement. The company intends to adopt this Standard in 1994. This noncash charge will not have a material impact on the financial condition or results of operations of the company.
   In 1991, the company adopted the Financial Accounting Standards Board's Statement No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions. The adoption did not have a material impact on either financial position or results of operations. The notes to consolidated financial statements contain the disclosures related to this standard.
   The effective income tax rate was 46.8% in 1993, 37.2% in 1992 and 33.9% in 1991. The increase in 1993 was due primarily to the impact of a higher U.S. federal tax rate on the company's deferred tax liabilities. The notes to consolidated financial statements contain an analysis of the income tax provision.

FINANCIAL CONDITION

   Working capital increased $18 million during 1993, resulting in a $37 million positive working capital position at December 31, 1993. The company's total debt level at December 31, 1993 increased $92 million compared to that of December 31, 1992, primarily due to the acquisition of Preston. Preston's total debt at the date of acquisition was $135 million, of which $78 million was repaid with funds advanced to Preston by the company. The funds advanced were financed through commercial paper borrowings.
   Revisions to the medium-term note program in 1993 provided for increased amounts outstanding and longer maturity periods. During the last six months of 1993, $37 million was borrowed under the medium-term note program, primarily to replace commercial paper borrowings. Modest capital expenditures and good cash flow from operations in 1993 enabled the company to further reduce commercial paper borrowings to $25 million at December 31, 1993. The company maintains credit availability under a $100 million credit agreement to support the commercial paper program and provide additional borrowing capacity.
   During the last three years, capital expenditures were financed primarily with internally-generated funds. Actual and projected capital expenditures are summarized below (in millions):


                               Projected              Actual
                                    1994      1993      1992      1991
Land and structures                  $30       $12       $16       $41
Revenue equipment                     90        34        49        34
Other operating property              55        21        14        30
   Total                            $175       $67       $79      $105


   Projected facility expenditures will target expansion of existing locations and the construction or purchase of new locations to improve efficiency and enter new markets in selected areas. Equipment expenditures are expected to consist primarily of replacement units with some expansion units at certain of the subsidiaries. Revenue equipment replacement units are expected to be approximately 70% higher than in the last three years. Other property expenditures are primarily for improving efficiency through technological enhancements and advanced information systems. It is anticipated that 1994 capital expenditures will be primarily financed through internally-generated funds.
   The company's cash dividends paid to shareholders have been $.94 per share ($26 million) in each of the last three years.

FINANCIAL SUMMARY
Yellow Corporation and Subsidiaries
(Amounts in thousands expect per share data)



                                                 1993(a)      1992       1991       1990
FOR THE YEAR:
Operating revenue                            $2,856,505 $2,262,676 $2,344,143 $2,302,421
Income from operations                           53,893     82,814     56,907    119,774
Depreciation                                    132,371    118,419    124,687    128,134
Interest expense                                 17,668     12,150     14,159     15,763
Income before income taxes                       35,358     65,393     40,348    101,905
Income before extraordinary items and
  cumulative effect of accounting changes
                                                 18,801     41,040     26,654     65,319
Net income                                       18,801     29,540     26,654     65,319
Net cash from operating activities              138,802    139,438    146,954    219,463
Net operating property additions                 66,786     78,651    104,668    162,316

AT YEAR-END:
Net operating property                          855,870    775,080    816,174    836,599
Total assets                                  1,265,654  1,061,012  1,097,771  1,116,005
Total debt                                      226,503    134,077    156,707    174,169
Shareholders' equity                            486,453    485,496    475,869    468,944

MEASUREMENTS:
Per share data:
  Income before extraordinary items and
    cumulative effect of accounting changes
                                                    .67       1.46        .95       2.31
  Net income                                        .67       1.05        .95       2.31
  Cash dividends                                    .94        .94        .94        .82
  Shareholders' equity                            17.31      17.28      16.94      16.70
Total debt as a % of total capitalization
                                                  31.8%      21.6%      24.8%      27.1%
Return on average shareholders' equity
                                                   3.9%       6.1%       5.6%      14.4%
Market price range:
  High                                            297/8      323/8      331/2      311/4
  Low                                             167/8      213/4      233/4      183/4
Average number of employees                      35,000     26,800     28,700     28,900



(a) - 1993 amounts include the operating results of Preston Corporation effective March 1, 1993. The 1993 results also include a network development charge of $11.2 million after taxes ($.40 per share) and a charge of $1.6 million
($.06 per share) to reflect the impact of a higher tax rate on the company's deferred tax liabilities.



                                                       1989(b)      1988       1987     1986(c)      1985       1984       1983
FOR THE YEAR:
Operating revenue                                 $ 2,219,755 $2,016,466 $1,759,992 $1,713,731 $1,530,313 $1,380,042 $1,089,015
Income from operations                                 48,041    117,786     78,089    135,619    106,424     77,274     86,430
Depreciation                                          123,268    108,353     98,982     86,850     75,771     59,125     45,801
Interest expense                                       15,452     12,254      9,172      7,441     10,290      6,160      4,988
Income before income taxes                             26,533    104,997     64,360    123,259     95,493     72,907     83,908
Income before extraordinary items and
  cumulative effect of accounting changes
                                                       18,585     68,962     41,284     67,084     55,536     44,103     49,185
Net income                                             47,785     68,962     41,284     69,719     55,536     44,103     49,185
Net cash from operating activities                    179,481    204,943    140,163    169,745    156,153    120,430    133,051
Net operating property additions                      182,232    180,587    152,684    176,622    143,842    193,599     55,265

AT YEAR-END:
Net operating property                                803,402    748,613    676,869    623,019    533,703    466,210    332,180
Total assets                                        1,081,665  1,020,724    923,867    862,359    747,904    666,380    564,531
Total debt                                            192,067    174,223    144,189    112,253     82,961     82,600     53,167
Shareholders' equity                                  438,588    408,986    392,923    376,370    321,871    280,070    249,576

MEASUREMENTS:
Per share data:
  Income before extraordinary items and
    cumulative effect of accounting changes
                                                          .65       2.40       1.44       2.35       1.95       1.55       1.73
  Net income                                             1.66       2.40       1.44       2.44       1.95       1.55       1.73
  Cash dividends                                          .73        .66        .62        .58        .52        .48        .44
  Shareholders' equity                                  15.24      14.21      13.82      13.14      11.27       9.84       8.77
Total debt as a % of total capitalization
                                                        30.5%      29.9%      26.8%      23.0%      20.5%      22.8%      17.6%
Return on average shareholders' equity
                                                        11.3%      17.2%      10.7%      20.0%      18.5%      16.7%      21.3%
 Market price range:
   High                                                 327/8         34      421/2      411/8      291/2      225/8      241/8
   Low                                                  237/8      237/8      207/8      271/2      157/8      113/4      95/16
   Average number of employees                         29,200     27,200     25,500     23,400     20,750     19,550     15,550

(b) - 1989 results include an increase in reserves for workers' compensation and other reserves of $27.7 million after taxes
($.96 per share).


(c) - 1986 results include a tax benefit from the write-off of operating rights


CONSOLIDATED BALANCE SHEETS
Yellow Corporation and Subsidiaries
December 31, 1993 and 1992
(Amounts in thousands except share data)


ASSETS
                                                           1993           1992
CURRENT ASSETS:
  Cash                                                  $13,937        $19,016
  Short-term investments                                  6,777         13,284
  Accounts receivable, less allowances
  of $10,674 and $8,558, respectively                   276,223        188,316
  Tires on equipment                                     36,730         28,699
  Fuel and operating supplies                            19,183         12,945
  Deferred income taxes                                   9,024              -
  Other current assets                                   17,519         11,707
      Total current assets                              379,393        273,967



OPERATING PROPERTY:
  Land                                                  154,264        133,691
  Structures                                            604,759        542,042
  Revenue equipment                                     838,171        756,227
  Other operating property                              168,798        142,210
                                                      1,765,992      1,574,170
  Less - Accumulated depreciation                       910,122        799,090
      Net operating property                            855,870        775,080


OTHER ASSETS                                             30,391         11,965
                                                     $1,265,654     $1,061,012


The notes to consolidated financial statements are an integral part of these balance sheets.


LIABILITIES AND SHAREHOLDERS' EQUITY
                                                                                 1993           1992
CURRENT LIABILITIES:
  Accounts payable                                                            $71,580        $45,294
  Wages, vacations and employees' benefits                                    117,723        100,768
  Accrued income taxes -
    Payable currently                                                           6,044          2,774
    Deferred                                                                        -          3,720
  Claims and insurance accruals                                                86,804         53,736
  Other current and accrued liabilities                                        48,006         37,904
  Current maturities of long-term debt                                         12,327         11,050
      Total current liabilities                                               342,484        255,246

OTHER LIABILITIES:
  Long-term debt                                                              214,176        123,027
  Deferred income taxes                                                        58,911         72,812
  Claims, insurance and other                                                 163,630        124,431
      Total other liabilities                                                 436,717        320,270

SHAREHOLDERS' EQUITY:
  Series A $10 Preferred stock, $1 par value -
  authorized 750,000 shares, none issued                                            -              -
  Preferred stock, $1 par value - authorized
  4,250,000 shares, none issued                                                     -              -
  Common stock, $1 par value - authorized 120,000,000 shares,
  issued 28,849,837 and 28,846,017 shares, respectively                        28,850         28,846
  Capital surplus                                                               6,469          6,248
  Retained earnings                                                           483,586        492,196
  Shares held by Stock Sharing Plan                                           (14,880)       (24,350)
  Treasury stock, at cost (749,489 and 743,869 shares, respectively)
                                                                              (17,572)       (17,444)
      Total shareholders' equity                                              486,453        485,496
                                                                           $1,265,654     $1,061,012


STATEMENTS OF CONSOLIDATED INCOME
Yellow Corporation and Subsidiaries
For the Years Ended December 31
(Amounts in thousands except per share data)


                                                                  1993           1992           1991
OPERATING REVENUE                                           $2,856,505     $2,262,676     $2,344,143

OPERATING EXPENSES:
  Salaries, wages and employees' benefits                    1,919,197      1,540,175      1,592,594
  Operating expenses and supplies                              410,679        314,202        350,111
  Operating taxes and licenses                                 104,588         83,903         85,056
  Claims and insurance                                          70,206         52,051         57,052
  Communications and utilities                                  38,643         30,994         32,037
  Depreciation                                                 132,371        118,419        124,687
  Purchased transportation                                     108,928         40,118         45,699
  Network development                                           18,000              -              -
  Total operating expenses                                   2,802,612      2,179,862      2,287,236

INCOME FROM OPERATIONS                                          53,893         82,814         56,907

NONOPERATING (INCOME) EXPENSES:
  Interest expense                                              17,668         12,150         14,159
  Interest income                                               (1,446)        (1,310)        (1,617)
  Other, net                                                     2,313          6,581          4,017
  Nonoperating expenses, net                                    18,535         17,421         16,559

INCOME BEFORE INCOME TAXES                                      35,358         65,393         40,348
PROVISION FOR INCOME TAXES                                      16,557         24,353         13,694
INCOME BEFORE CUMULATIVE EFFECT
  OF ACCOUNTING CHANGE                                          18,801         41,040         26,654
CUMULATIVE EFFECT OF CHANGE
  IN REVENUE RECOGNITION                                             -        (11,500)             -
NET INCOME                                                     $18,801        $29,540        $26,654

AVERAGE COMMON SHARES OUTSTANDING                               28,105         28,093         28,090

EARNINGS PER SHARE:
  Income before cumulative effect of accounting change            $.67          $1.46           $.95
  Cumulative effect of change in revenue recognition                 -           (.41)             -
  Net income                                                      $.67          $1.05           $.95


The notes to consolidated financial statements are an integral part of these statements.

STATEMENTS OF CONSOLIDATED CASH FLOWS
Yellow Corporation and Subsidiaries
For the Years Ended December 31
(Amounts in thousands)


                                                                  1993           1992           1991
OPERATING ACTIVITIES:
  Net income                                                   $18,801        $29,540        $26,654
  Noncash items included in income:
  Depreciation                                                 132,371        118,419        124,687
  Network development                                           18,000              -              -
  Deferred income taxes                                        (10,819)       (14,345)       (11,808)
  (Increase) decrease in accounts receivable                   (27,095)        12,137          1,099
  Increase (decrease) in accounts payable                        1,113         (3,859)        (7,939)
  Net increase (decrease) from change in other working
  capital items affecting operating activities                   9,139        (10,630)        17,271
    Other, net                                                  (2,708)         8,176         (3,010)
      Net cash from operating activities                       138,802        139,438        146,954

INVESTING ACTIVITIES:
  Acquisition of operating property                            (76,886)       (86,248)      (110,497)
  Proceeds from disposal of operating property                  10,100          7,597          5,829
  Purchases of short-term investments                           (8,086)       (16,740)       (18,278)
  Proceeds from maturities of short-term investments            14,693         11,341         10,393
  Purchase of Preston Corporation, net of cash acquired        (23,898)             -              -
      Net cash used in investing activities                    (84,077)       (84,050)      (112,553)

FINANCING ACTIVITIES:
  Proceeds from issuance of long-term debt                      37,250              -         30,500
  Repayment of long-term debt                                  (95,553)        (3,241)       (28,887)
  Commercial paper borrowings, net                              24,968        (11,498)       (12,988)
  Cash dividends paid to shareholders                          (26,405)       (26,380)       (26,358)
  Other, net                                                       (64)           (88)          (111)
      Net cash used in financing activities                    (59,804)       (41,207)       (37,844)

NET INCREASE (DECREASE) IN CASH                                 (5,079)        14,181         (3,443)
CASH, BEGINNING OF YEAR                                         19,016          4,835          8,278
CASH, END OF YEAR                                              $13,937        $19,016         $4,835

SUPPLEMENTAL CASH FLOW INFORMATION:
  Income taxes paid                                            $25,354        $45,523        $29,946
  Interest paid                                                $17,715        $12,301        $14,012


The notes to consolidated financial statements are an integral part of these statements.

STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY
Yellow Corporation and Subsidiaries
(Amounts in thousands except share data)


                                                               Shares
                                                              Held by
                                                                Stock
                                  Common  Capital  Retained   Sharing  Treasury
                                   Stock  Surplus  Earnings      Plan     Stock
BALANCE, DECEMBER 31, 1990
                                $ 28,813   $5,039  $490,273  $(38,328) $(16,853)
  Net income                           -        -    26,654         -         -
  Cash dividends, $.94 per share
                                       -        -   (26,358)        -         -
  Exercise of stock options, 3,000 shares
                                       3       57         -         -         -
  Amortization of unearned compensation
                                       -      595         -         -         -
  Reduction of Stock Sharing Plan debt guarantee
                                       -        -         -     6,087         -
  Purchase of treasury stock           -        -         -         -      (171)
  Foreign equity translation adjustment
                                       -        -        58         -         -
BALANCE, DECEMBER 31, 1991        28,816    5,691   490,627   (32,241)  (17,024)
  Net income                           -        -    29,540         -         -
  Cash dividends, $.94 per share       -        -   (26,380)        -         -
  Exercise of stock options, 21,300 shares
                                      21      311         -         -         -
  Restricted stock awards, 8,886 shares
                                       9       (9)        -         -         -
  Amortization of unearned compensation
                                       -      255         -         -         -
  Reduction of Stock Sharing Plan debt guarantee
                                       -        -         -     7,891         -
  Purchase of treasury stock
                                       -        -         -         -      (420)
  Foreign equity translation adjustment
                                       -        -    (1,591)        -         -
BALANCE, DECEMBER 31, 1992
                                  28,846    6,248   492,196   (24,350)  (17,444)
  Net income                           -        -    18,801         -         -
  Cash dividends, $.94 per share       -        -   (26,405)        -         -
  Exercise of stock options, 3,820 shares
                                       4       60         -         -         -
  Amortization of unearned compensation
                                       -      161         -         -         -
  Reduction of Stock Sharing Plan debt guarantee
                                       -        -         -     9,470         -
  Purchase of treasury stock           -        -         -         -      (128)
  Foreign equity translation adjustment
                                       -        -    (1,006)        -         -
BALANCE, DECEMBER 31, 1993
                                 $28,850   $6,469  $483,586  $(14,880) $(17,572)


The notes to consolidated financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
PRINCIPLES OF CONSOLIDATION AND SUMMARY OF ACCOUNTING POLICIES
  The accompanying consolidated financial statements include the accounts of Yellow Corporation (formerly Yellow Freight System, Inc. of Delaware) and its wholly-owned subsidiaries (the company). All significant intercompany accounts and transactions have been eliminated in consolidation. The company provides transportation services to the less-than-truckload (LTL) market throughout North America.
  Major accounting policies and practices used in the preparation of the accompanying financial statements not covered in other notes to consolidated financial statements are as follows:

- - Fuel, operating supplies and operating property are carried at cost.

- - Depreciation is computed using the straight-line method based on the following service lives:


                                                          Years
Structures                                                10-40
Revenue equipment                                          5-10
Other operating property                                   2-10


- - Maintenance and repairs are charged to operations currently; replacements and
improvements are capitalized.   When revenue equipment is traded, the basis of
the new equipment is reduced when the trade-in allowance exceeds the basis of the old equipment. The gain or loss for all other dispositions is reflected in other nonoperating (income) expense.

- - The cost of tires on equipment is amortized over the estimated tire lives.

- - Claims and insurance accruals, both current and long-term, reflect the estimated cost of claims for workers' compensation, cargo loss and damage, and bodily injury and property damage not covered by insurance. These costs are included in claims and insurance expense except for workers' compensation which is included in employees' benefits expense.
  Reserves for workers' compensation are based upon actuarial analyses prepared by independent actuaries and are discounted to present value. The process of determining reserve requirements utilizes historical trends and involves an evaluation of claim frequency, severity and other factors. The effect of future inflation for both medical costs and lost wages is implicitly considered in the actuarial analyses. Adjustments to previously established reserves, if required, are included in operating results. At December 31, 1993 and 1992, estimated future payments for these claims aggregated $162.1 million and $129.8 million, respectively. The present value of these estimated future payments was $142.3 million at December 31, 1993 and $110.6 million at December 31, 1992, discounted using a rate of 5.5% for 1993 and 7.0% for 1992.

- - Cash includes demand deposits and highly liquid investments purchased with original maturities of three months or less. All other investments, with maturities less than one year, are classified as short-term investments and are stated at cost which approximates market.

- - Since January 1, 1992, revenue has been recognized on a percentage completion basis while expenses are recognized as incurred. The company changed its revenue recognition method in response to a January 1992 consensus by the Emerging Issues Task Force of the Financial Accounting Standards Board. Prior to 1992, revenue was recognized when a shipment was picked up.

- - In the second quarter of 1993, the company's primary subsidiary, Yellow Freight System, Inc., began an extensive multi-year network development process by consolidating and realigning terminals to improve customer service and reduce costs. A restructuring charge of $18.0 million before taxes, or $11.2 million after taxes ($.40 per share) was accrued for the costs to close certain facilities and dispose of excess property.

- - Certain reclassifications have been made to the prior year consolidated financial statements to conform with current presentation.

ACQUISITION
  In February 1993, the company acquired the stock of Preston Corporation (Preston) for $25.3 million, including related expenses. Preston is the holding company for three regional less-than-truckload (LTL) carriers serving the Northeast, Upper Midwest and Southeast United States. Preston's total debt at the date of acquistion was $135.0 million, of which $78.1 million was repaid with funds advanced to Preston by the com-pany. The acquisition was accounted for by the purchase method and, accordingly the company has recorded fair values at the date of acquisition of $246.3 million for assets acquired and $232.4 million for liabilities assumed. The $11.4 million excess of the purchase price over net assets acquired is included with other long-term assets and is being amortized over 20 years using the straight-line method.
  The 1993 financial statements include the results of Preston effective March 1, 1993. Assuming the acquisition of Preston had occurred on January 1, 1992, the company's unaudited results of operations are as follows (in thousands, except per share data) for the twelve months ended December 31:


                                                             1993          1992
Operating revenue                                      $2,943,613    $2,843,768
Income before cumulative effect of accounting change
                                                           12,739        31,047
Net income                                                 11,634        18,710

Earnings per share:
Income before cumulative effect of accounting change         $.45         $1.11
  Net income                                                  .41           .67


  The unaudited pro forma results are not necessarily indicative of what would have occurred if the acquisition had been consummated at the beginning of each year, nor are they necessarily indicative of future results.

SERIES A $10 PREFERRED STOCK AND RIGHTS
  Each share of the company's common stock carries with it one preferred stock purchase right. Under certain circumstances, each right may be exercised to purchase 1/100th of a share of Series A $10 Preferred stock at an exercise price of $120, subject to adjustment. The rights, which are nonvoting, expire on December 8, 1996 and may be redeemed by the company at a price of $.05 per right at any time prior to ten days after public announcement of the acquisition of 20% or more of the outstanding common stock.
  If a person acquires 20% of the company's voting stock or if certain other transactions occur, each right not owned by a 20% shareholder will entitle the holder to purchase at the exercise price a number of shares of the common stock of the company or, depending on the nature of the transaction, the stock of an acquiring company, having a market value equal to twice the exercise price of such right.
  Dividends and voting rights on each 1/100th share of the Series A $10 Preferred stock will be equal to that of one share of common stock.

DEBT

  At December 31, long-term debt consisted of the following (in thousands):


                                                              1993         1992
Commercial paper                                           $24,968           $-
Medium-term notes                                          111,250       84,000
Stock Sharing Plan debt guarantee                           14,880       24,350
Industrial development bonds                                32,883       24,795
Capital leases and other                                    17,583          932
Subordinated debentures                                     24,939            -
  Total debt                                               226,503      134,077
Less - current maturities                                   12,327       11,050
  Total long-term debt                                    $214,176     $123,027


  The company has a five year $100 million credit agreement with a group of banks which expires May 31, 1997. Interest is based, at the company's option, on competitive bidding among the banks, at a fixed increment over the London interbank offered rate, or at the agent bank's base rate. There are no compensating balances required but a facility fee is charged. There were no borrowings under this agreement in 1993 or in 1992 nor were there borrowings in 1992 under a predecessor agreement.
  The company maintains credit availability under the credit agreement to support the commercial paper program and provide additional borrowing capacity. Accordingly, commercial paper and medium-term notes maturing within one year, and intended to be refinanced, are classified as long-term. The weighted average interest rate on commercial paper outstanding at December 31, 1993 was 3.5%. Medium-term notes have scheduled maturities through 2008 with interest rates ranging from 5.7% to 9.7% per annum.
  The company has guaranteed the debt of the Stock Sharing Plan (see Employee Benefits). This debt bears interest at a rate of 7.9% and is payable by the Stock Sharing Plan in installments through 1995.
  The company has loan guarantees, mortgages and lease contracts in connection with the issuance of industrial development bonds used to acquire, construct or expand terminal facilities. Interest rates on some issues are variable and rates currently range from 2.5% to 8.0% per annum, with principal payments due through 2016.
  Certain of the Preston subsidiaries lease operating equipment under capital leases with scheduled maturities through 1998 and interest rates ranging from 9.0% to 9.9% per annum.
  The subordinated debentures have an interest rate of 7% and are due in installments from 1997 to 2011.
  The aggregate amounts of principal maturities of long-term debt (excluding commercial paper and medium-term notes due within one year) for the next five years are as follows: 1994 - $12,327,000, 1995 - $29,066,000, 1996 -
$26,902,000, 1997 - $14,752,000, 1998 - $4,103,000.
  The company has short-term unsecured credit lines with domestic and foreign banks totaling $130 million. There are no compensating balance requirements or fees associated with these credit lines and the lines can be cancelled by either the banks or the company at any time. There were no borrowings outstanding under these lines at December 31, 1993 or 1992.
  Based on the borrowing rates currently available to the company for debt with similar terms and remaining maturities, the fair value of total debt at December 31, 1993 and 1992 is approximately $234 million and $142 million, respectively.

INCOME TAXES

  The company accounts for income taxes in accordance with the liability method as specified in the Financial Accounting Standards Board's Statement No. 109, Accounting for Income Taxes. Deferred income taxes are determined based upon the difference between the book and the tax basis of the company's assets and liabilities. Deferred taxes are provided at the enacted tax rates expected to be in effect when these differences reverse.

  Deferred tax liabilities (assets) are comprised of the following at December 31 (in thousands):


                                                              1993         1992
Depreciation                                              $123,787     $116,422
Prepaids                                                    17,345       13,341
Deferred revenue                                             8,806        8,788
Other                                                        6,067        5,593
  Gross liabilities                                        156,005      144,144

Claims and insurance                                      (81,577)     (57,206)
NOL and AMT credit carryovers                              (5,856)            -
Bad debts                                                  (4,797)      (3,884)
Employee benefits                                          (4,358)      (1,014)
Other                                                      (9,530)      (5,508)
  Gross assets                                           (106,118)     (67,612)
  Net liability                                            $49,887      $76,532


  The provision for income taxes is computed based on the following amounts of income before income taxes (in thousands):


                                                   1993       1992         1991
Domestic                                        $31,175    $62,553      $36,611
Foreign                                           4,183      2,840        3,737
  Total income before income taxes              $35,358    $65,393       $0,348


  The provision for income taxes consists of the following (in thousands):


                                                 1993         1992         1991
Current tax expense:
  U.S. federal                                $21,407      $32,701      $22,836
  State                                         4,814        4,768        2,503
  Foreign                                       2,216        2,211        1,980
     Total current                             28,437       39,680       27,319
Deferred tax expense:
  U.S. federal                                (9,214)     (11,408)      (9,825)
  State                                       (3,244)      (2,131)      (1,728)
  Foreign                                           -        (806)        (255)
  Change in U.S. federal tax rate               1,639            -            -
     Total deferred                           (10,819)     (14,345)     (11,808)
Investment tax credit amortization             (1,061)        (982)      (1,817)
      Total provision                         $16,557      $24,353      $13,694


  A reconciliation between the federal statutory and effective income tax rates follows:


                                                 1993         1992         1991
Federal statutory tax rate                      35.0%        34.0%        34.0%
Amortization of investment tax credits          (3.0)        (1.5)        (4.5)
State income taxes, net                           2.9          2.7          1.3
Change in U.S. federal tax rate                   4.6            -            -
Foreign tax rate differential                     2.1           .7          1.1
Nondeductible business expenses                   3.8          1.4          2.7
Other, net                                        1.4         (.1)         (.7)
  Effective tax rate                            46.8%        37.2%        33.9%


  At December 31, 1993, the company had net operating loss (NOL) carryovers for income tax purposes in the amount of $9.2 million. These NOLs relate to Preston prior to acquisition by the company and may only be utilized in future years through 2007 to offset taxable income of Preston. The company also has alternative minimum tax (AMT) credit carryovers related to pre-acquisition years of Preston in the amount of $2.0 million which may be utilized against the future tax liability of Preston. Internal Revenue Code provisions limit the amount of these NOL and AMT credit carryovers that may be utilized in any given year.

EMPLOYEE BENEFITS

  Certain affiliates provide funded defined benefit pension plans for employees not covered by collective bargaining agreements. The benefits are based on years of service and the employees' final average earnings. The company's funding policy is to contribute the minimum required tax-deductible contribution for the year.
  The following tables set forth the plans' funded status and components of net pension cost (in thousands):


Funded status at December 31:                                     1993                1992
Actuarial present value of benefits at current salary levels and service rendered to date:
  Vested benefits                                             $120,843             $91,867
  Non-vested benefits                                            2,422               1,908
  Accumulated benefit obligation                               123,265              93,775
Effect of anticipated future salary increases                   23,449              32,182
  Projected benefit obligation                                 146,714             125,957
Plan assets at fair value, primarily U.S. Government agency bonds
                                                               122,092             115,777
Plan assets less than projected benefit obligation             (24,622)            (10,180)
Unrecognized net loss                                           17,188               7,954
Unrecognized initial net asset being amortized over 17 years
                                                               (22,833)            (25,220)
  Pension cost accrued, not funded                            $(30,267)           $(27,446)


Net pension cost:                                                 1993      1992      1991
Service cost - benefits earned during the period                $6,919    $8,072    $7,419
Interest cost on projected benefit obligation                    9,954    10,018     7,975
Actual return on plan assets                                    (8,177)   (8,333)  (13,128)
Amortization of unrecognized net assets                         (2,393)   (2,251)   (2,393)
Net deferral                                                    (1,683)     (800)    4,508
    Net pension cost                                            $4,620    $6,706    $4,381


Assumptions used in the accounting at December 31:                1993      1992      1991
Discount rate                                                     7.5%      8.5%      8.5%
Rate of increase in compensation levels                           5.5%      7.8%      7.8%
Expected rate of return on assets                                 9.0%      9.0%      9.0%


  The company contributes to multi-employer health, welfare and pension plans for employees covered by collective bargaining agreements. The health and welfare plans provide health care and disability benefits to active employees and retirees. The pension plans provide defined benefits to retired participants. The company charged to expense and contributed the following amounts to these plans (in thousands):


                                                                  1993      1992      1991
Health and welfare                                            $138,448  $112,370   $06,989
Pension                                                        126,449   104,560   106,590
  Total                                                       $264,897  $216,930  $213,579


  The company has a Stock Sharing Plan for employees of participating domestic affiliates not covered by collective bargaining agreements. The Stock Sharing Plan used proceeds of a bank loan to purchase shares of the company's common stock. The loan is guaranteed by the company and the outstanding balance is reflected in the financial statements as long-term debt (see Debt) and as a reduction in shareholders' equity. The company's contribution to the Stock Sharing Plan is determined annually by the Board of Directors. These contributions combined with plan earnings must be sufficient to meet the plan's debt service requirements. Expense is recorded as funds are contributed or committed to be contributed. Shares are allocated in accordance with the principal and interest method as defined by the Internal Revenue Code. Expenses and dividends related to the Stock Sharing Plan were (in thousands):


                                                    1993        1992       1991
Employees' benefits expense                           $-      $7,185     $5,714
Interest expense                                   1,746       2,417      2,927
  Total expense                                   $1,746      $9,602     $8,641

Dividends                                         $1,532      $1,591     $1,616


  Certain affiliates also sponsor defined contribution plans, primarily for employees not covered by collective bargaining agreements. The plans principally consist of noncontributory profit sharing plans and contributory 401(k) savings plans. Company contributions to the profit sharing plans are discretionary and are determined annually by the Board of Directors of each participating company. Contributions for each of the three years in the period ended December 31, 1993 were not material to the operations of the company.
In November 1992, the Financial Accounting Standards Board issued its Statement No. 112, Employers' Accounting for Postemployment Benefits related to benefits provided former or inactive employees before retirement. The company intends to adopt this Standard in 1994. This noncash charge will not have a material impact on the financial condition or results of operations of the company.

STOCK OPTION INCENTIVE PLAN

  The company has reserved 800,000 shares of its common stock for issuance to key employees under a stock option incentive plan adopted in 1992 ("1992 plan"). This plan permits three types of awards: grants of stock options, both qualified and nonqualified, grants of stock options coupled with a grant of stock appreciation rights, and grants of restricted stock awards. At December 31, 1993, 791,114 shares were available for future grants. The company also has outstanding options from a 1983 stock option incentive plan ("1983 plan").
Since April 22, 1992, the expiration date of this plan, no shares have been available for grant.
  All stock options are granted with an exercise price equal to the fair market value of the company's common stock at the date of grant. All options are exercisable in whole or in part beginning one year and ending not later than ten years from the date of grant. Those stock options that are coupled with a grant of stock appreciation rights can be exercised in the form of either a stock option or stock appreciation right at the election of the recipient. Compensation expense is recorded for stock appreciation rights based on the excess of the market price of the company's common stock over the price at date
of grant.     At December 31, 1993, there were 31,795 options outstanding under the 1983 plan exercisable at prices ranging from $14.38 to $ 30.50 per share aggregating $695,000. There were no options outstanding under the 1992 plan at December 31, 1993.
  Restricted stock awarded to key employees is held in the possession of the company until all restrictions lapse. The restrictions, which prohibit sale or transfer of the shares, lapse at a fixed percent of the total award each year commencing one year after the date of grant provided the recipient continues to be employed by the company or certain other conditions are met. Compensation expense is recorded as restrictions lapse on restricted stock awards. The difference between the market value of the common stock and the amounts charged to expense is recorded as unearned compensation and is presented as a separate reduction of shareholders' equity. The number of restricted shares granted was 0 in 1993, 8,886 in 1992, and 0 in 1991. Distribution of restricted shares was 12,825 in 1993, 23,355 in 1992, and 23,354 in 1991. Total compensation expense under the plan was $175,000 in 1993, $281,000 in 1992 and $642,000 in 1991.


COMMITMENTS AND CONTINGENCIES

  The company leases certain terminals and equipment under operating lease agreements. At December 31, 1993, the company was committed under noncancellable lease agreements requiring minimum annual rentals aggregating $70,495,000 payable as follows: 1994 - $26,284,000, 1995 - $17,285,000, 1996 -
$11,274,000, 1997 - $6,629,000, 1998 - $4,202,000 and thereafter, $4,821,000.
Projected 1994 capital expenditures are $175 million, of which $68 million are committed at December 31, 1993.
  Various claims and legal actions are pending against the company. It is the opinion of management that these matters will have no significant impact upon the financial condition or results of operations of the company.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
To The Shareholders of Yellow Corporation:

  We have audited the accompanying consolidated balance sheets of Yellow Corporation (a Delaware corporation) and Subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income, cash flows and shareholders' equity for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Yellow Corporation and Subsidiaries as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.
  As discussed in the notes to the consolidated financial statements, the Company changed its method of revenue recognition in 1992.


ARTHUR ANDERSEN & CO.

Kansas City, Missouri
January 31, 1994

SUPPLEMENTARY INFORMATION
QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
(Amounts in thousands except per share data)


                                               First     Second       Third    Fourth
1993                                         Quarter    Quarter     Quarter   Quarter
Operating revenue                           $602,220   $732,901    $761,706  $759,678
Income from operations                         1,757      2,887*     25,634    23,615
Net income (loss)                             (1,749)    (1,886)*    10,468**  11,968
Earnings (loss) per share                       (.06)      (.07)*       .37**     .43

1992
Operating revenue                           $566,036   $566,177    $571,287  $559,176
Income from operations                        25,272     20,493      21,821    15,228
Income before cumulative effect of accounting change
                                              13,063      9,956      11,558     6,463
Net Income                                     1,563      9,956      11,558     6,463
Earnings per share:
  Income before cumulative effect of accounting change
                                                 .47        .35         .41       .23
  Net income                                     .06        .35         .41       .23



Note: 1993 amounts include the operating results of Preston Corporation effective March 1, 1993.
*Includes network development charge of $18.0 million, $11.2 million after taxes ($.40 per share).
**Includes charge for the tax rate change of $1.6 million ($.06 per share).


COMMON STOCK

Yellow Corporation's stock is held by approximately 3,200 shareholders of record. The company's only class of stock outstanding is common stock, traded in over-the-counter markets. Trading activity averaged about 168,000 shares per day during the year, up from 122,000 shares per day in 1992. Prices are quoted by the National Association of Securities Dealers Automatic Quotation System National Market (NASDAQ-NMS) under the symbol YELL.


Quarter Ended
                            Dividends                               Dividends
                                  Per                                     Per
1993            High     Low    Share     1992           High     Low   Share
March 31       29 7/8  22 1/4   $.235     March 31      32 3/8  25 1/2  $.235
June 30        24 1/4  16 7/8    .235     June 30       32 3/8  23 1/2   .235
September 30   24 7/8  17 1/8    .235     September 30  27 1/4  21 3/4   .235
December 31    25 7/8  22 3/8    .235     December 31   29 3/4  22 5/8   .235
                                $.940                                   $.940


SENIOR OFFICERS

YELLOW CORPORATION
  George E. Powell III
  President and Chief Executive Officer

  Robert W. Burdick
  Senior Vice President - Corporate Development and Public Affairs

  William F. Martin, Jr.
  Senior Vice President - Legal/Corporate Secretary

YELLOW FREIGHT SYSTEM, INC.
  M. Reid Armstrong
  President

  Robert L. Bostick
  Senior Vice President - Operations

  J. Kevin Grimsley
  Senior Vice President - Marketing and Sales

  Gail A. Parris
  Senior Vice President - Administration

PRESTON TRUCKING COMPANY, INC.
  Leo H. Suggs
  President

  David W. Elson
  Senior Vice President - Operations and Sales

SAIA MOTOR FREIGHT LINE, INC.
  Louis P. Saia, Jr.
  President

  Lyndon J. Saia
  Executive Vice President

SMALLEY TRANSPORTATION COMPANY
  Jimmy D. Crisp
  President

CSI/REEVES, INC.
  Thor N. Edman, Jr.
  President

YELLOW LOGISTICS SERVICES, INC.
  Robert G. Olterman
  General Manager

YELLOW TECHNOLOGY SERVICES, INC.
  William F. Martin, Jr.
  President

BOARD OF DIRECTORS
YELLOW CORPORATION

George E. Powell, Jr.
  Director since 1952
  Chairman of the Board of the Company

M. Reid Armstrong
  Director since 1992
  President of Yellow Freight System, Inc.

Klaus E. Agthe
  Director since 1984
  Director, VIAG North American

+Thomas M. Bloch
  Director since 1991
  President and Chief Executive Officer of H&R Block, Inc.

Howard M. Dean
  Director since 1987
  Chairman and Chief Executive Officer of Dean Foods Company

+Charles A. Duboc
  Director since 1980
  Retired President of The Penryn Corporation

David H. Hughes
  Director since 1973
  Retired Vice Chairman of Hallmark Cards, Inc.

+John C. McKelvey
  Director since 1977
  President and Chief Executive Officer of Midwest Research Institute

George E. Powell III
  Director since 1984
  President and Chief Executive Officer of the Company

William F. Martin, Jr.
  Secretary to the Board


  + Member, Audit Committee

CORPORATE
INFORMATION

YELLOW CORPORATION
10777 Barkley, P.O. Box 7563
Overland Park, Kansas 66207
(913) 967-4300

INDEPENDENT PUBLIC ACCOUNTANTS
Arthur Andersen & Co.,
Kansas City, Missouri

TRANSFER AGENT AND REGISTRAR
Mellon Securities Trust Company
Shareholder Relations Department P.O. Box 305
Pittsburgh, Pennsylvania 15230
(800) 526-0801

ANNUAL MEETING
The annual meeting of the shareholders will be held on April 21, 1994 at 9:30 a.m., at the Holiday Inn Kansas City / Lenexa 12601 W. 95th Street
Lenexa, Kansas 66215-3895

10-K REPORT
A copy of the company's 1993 report to the Securities and Exchange Commission on Form 10-K may be obtained after April 1 by writing to the Treasurer, Yellow Corporation
P.O. Box 7563,
Overland Park, Kansas 66207.


YELLOW CORPORATION
10777 Barkley
P.O. Box 7563
Overland Park, Kansas 66207

                APPENDIX TO YELLOW CORPORATION 1993 ANNUAL REPORT

1.   The back of Page 1 contains a photograph of interstate highway overpasses.

2.   Page 3 contains a small inset photograph of interstate highway overpasses.

3. Page 5 contains a small inset photograph of George E. Powell III, President and Chief Executive Officer.

4.   The bottom of Page 6 contains a small inset photograph of a Goodyear tire.

5. Page 7 consists of a photograph of a Yellow Freight System driver and a Goodyear manager.

6.   The bottom of Page 8 contains a small inset photograph of a clipboard.

7.   Page 9 consists of a photograph of a Preston Trucking Company employee.

8 The bottom of Page 10 contains a small inset photograph of a pair of work gloves.

9.   Page 11 consists of a photograph of a Saia Motor Freight Line driver.

10.  Page 12 contains a small inset photograph of a personal computer.

11. Page 13 consists of a photograph of a Smalley Transportation Company dock supervisor and an employee of Yellow Logistics Service.

12. The chart on Page 14 of operating revenue is overlaid against a small inset photograph of interstate highway overpasses.

13. The chart on Page 15 of net income is overlaid against a small inset photograph of interstate highway overpasses.